FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104

November 27, 2020

VIA EDGAR TRANSMISSION

Mr. Christopher Bellacicco
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    FundX Investment Trust (the “Trust”) CIK 0001602508
    SEC File Numbers: 333-194652; 811-22951

Dear Mr. Bellacicco:

This correspondence is being filed in response to your conversation with Scott Resnick on November 24, 2020 and subsequent voicemail regarding the Trust’s filings referenced below (each a “Submission”).

Accession Number	Submission Type	Filing Date
0000894189-19-007667	497	November 15, 2019
0000894189-19-007669	497K	November 15, 2019
0000894189-19-007956	485APOS	November 26, 2019
0000894189-20-000732	485BPOS	January 29, 2020
0000894189-20-000782	497K	January 30, 2020
0000894189-20-000783	497K	January 30, 2020
0000894189-20-000784	497K	January 30, 2020
0000894189-20-000785	497K	January 30, 2020
0000894189-20-000788	497K	January 30, 2020
0000894189-20-001208	485BPOS XBRL	February 18, 2020

The Trust makes this request because each Submission was inadvertently filed under 1933 Act Registration File Number (“File Number”) 333-23175, which is associated with a separate registration statement associated with the Trust filed on Form N-14 on May 24, 2019. The Trust notes that the Submissions referenced the correct File Number (no. 333-194652) on the facing sheet.

The Trust requests that the Staff update the File Number of each Submission to File Number 333-194652, which is the Trust’s File Number associated with the Trust’s registration statement on Form N-1A.

If you have any additional questions or require further information, please contact Scott Resnick at (626) 914‑7372.

Sincerely,

/s/ Sean McKeon

Sean McKeon
Treasurer, FundX Investment Trust

cc:    Steven G. Cravath, Cravath & Associates, LLC